July 11, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance, AD-9
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Kiwa Bio-Tech Products Group Corporation Application for Withdrawal of Amendment No. 2 to Registration Statement on Form SB-2 SEC File No.: 333-130943

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Kiwa Bio-Tech Products Group Corporation (“Company”) respectfully requests and hereby applies for the immediate withdrawal of Amendment No. 2 to its Registration Statement on Form SB-2 (File No. 333-136572), together with all exhibits thereto filed on June 29, 2007. The initial Registration Statement was originally filed on August 11, 2006, was amended on October 20, 2006 and was declared effective on October 31, 2006. A post-effective amendment was filed on June 29, 2007. Pursuant to the Registration Statement, the Company registered 27,685,365 shares of common stock.

Withdrawal of Amendment No. 2 filed on June 29, 2007 is requested because it was inadvertently identified as a pre-effective amendment. No securities were sold pursuant to the prospectus included in Amendment No. 2 filed on June 29, 2007.

If you have any questions regarding this matter, please contact our counsel, Carter Mackley, Esq. of Kirkpatrick & Lockhart Preston Gates Ellis, at 206-370-7602.

Very truly yours, Kiwa Bio-Tech Products Group Corporation By: /s/ Lianjun Luo Lianjun Luo, Chief Financial Officer